UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United Maritime Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

Y92335101
(CUSIP Number)

Stamatios Tsantanis 154 Vouliagmenis Avenue 166 74 Glyfada Greece
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	Y92335101

1	NAMES OF REPORTING PERSONS
Stamatios Tsantanis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
768,912

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
768,912

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
768,912

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.27%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 8,295,243 shares of Common Stock outstanding as of January 5, 2023.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock (the “Common Stock”) of United Maritime Corporation, a Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Stamatios Tsantanis (the “Reporting Person”)

(b)	The principal business address for the Reporting Person is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.

(c)	The principal occupation of the Reporting Person is Chairman and Chief Executive Officer of the Issuer and Seanergy Maritime Holdings Corp., a Marshall Islands corporation.

(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Greece.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 28, 2022 and October 14, 2022, 300,000 shares of Common Stock and 400,000 shares, respectively, of Common Stock were issued pursuant to the Issuer’s 2022 Equity Incentive Plan to the Reporting Person in his capacity as the Issuer’s Chairman and Chief Executive Officer.

The Reporting Person received 14,830 shares of Common Stock in the distribution of the Issuer’s Common Stock in connection with its spin-off from Seanergy Maritime Holdings Corp.

Additionally, the Reporting Person has purchased shares of Common Stock on the open market.  The source of funds for such open-market purchases was the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

The information set forth in Item 3 above is hereby incorporated herein by reference.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
Aggregate number and percentage of class beneficially owned: 768,912 shares, or 9.27% of the class, based on 8,295,243 shares of Common Stock outstanding as of January 5, 2023, based on information received from the Issuer.

(b)	The Reporting Person has sole voting and investment power with respect to the Common Stock listed on Schedule I hereto.

(c)	The information set forth in Item 3 above is hereby incorporated herein by reference.

On January 4, 2023, the Reporting Person purchased an aggregate of 2,000 shares of Common Stock in open market transactions on the Nasdaq Capital Market, at a weighted average price of $3.8091 per share. The shares were purchased in multiple transactions at prices within the range of $3.8038 to $3.8144.

On January 5, 2023, the Reporting Person purchased an aggregate of 8,170 shares of Common Stock in open market transactions on the Nasdaq Capital Market, at a weighted average price of $3.5949 per share. The shares were purchased in multiple transactions at prices within the range of $3.5838 to $3.6060.

The Reporting Person undertakes to provide to the Issuer, any shareholder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range described herein.

Except as described herein, no transactions in the Common Stock have been effected by the Reporting Person during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described herein, the Reporting Person has been, and is expected in the future to be, granted shares of Common Stock in accordance with the Issuer’s 2022 Equity Incentive Plan and pursuant to a Restricted Stock Award Agreement entered into between the Reporting Person and the Issuer, containing customary restrictions on transfer prior to the vesting of such shares. Pursuant to the Restricted Stock Award Agreements entered into between the Issuer and the Reporting Person, 133,334 shares of Common Stock vested on October 14, 2022, 100,000 shares of Common Stock vested on December 28, 2022, 133,333 shares of Common Stock vest on January 5, 2023, 233,333 shares of Common Stock vest on June 5, 2023, and 100,000 shares of Common Stock vest on October 5, 2023.

Additionally, the Reporting Person holds 40,000 of the Issuer’s Series B Preferred Shares. The following description of the characteristics of the Series B Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation which is filed as an exhibit hereto and is incorporated herein by reference.

Voting. To the fullest extent permitted by law, each Series B preferred share entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B Preferred Shares may exercise voting rights pursuant to Series B Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B Preferred Shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holder of Series B Preferred Shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.

Conversion. The Series B Preferred Shares are not convertible into common shares or any other security.

Redemption. The Series B Preferred Shares are not redeemable.

Dividends. The Series B Preferred Shares have no dividend rights.

Transferability. All issued and outstanding Series B Preferred Shares must be held of record by one holder, and the Series B Preferred Shares shall not be transferred or sold without the prior approval of our board of directors.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to $0.0001 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Statement of Designation of the Series B Preferred Shares of the Company (incorporated by reference to Exhibit 2.3 of the Issuer’s Form 20-F, filed with the Commission on June 6, 2022)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023	/s/ Stamatios Tsantanis
Stamatios Tsantanis

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).